Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form F-3 and related Prospectus of Ship Finance International Limited, to be filed on April 7, 2008 for the registration of up to $500,000,000 of its common shares, preferred shares, debt securities, guarantees, warrants, purchase contracts and/or units and to the incorporation by reference therein of our report dated March 13, 2008, with respect to the consolidated financial statements of Ship Finance International Limited included in its Annual Report on Form 20-F for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission on March 17, 2008.

/s/ Moore Stephens, P.C.
MOORE STEPHENS, P.C.
Certified Public Accountants

Cranford, New Jersey
April 7, 2008